January 4, 2008

Mail Stop 3561

Woo Sun Mike Jung
Chief Executive Officer, Chairman, President and Chief Financial Officer
2-Track Global, Inc.
35 Argo House
Kilburn Park Road
London, UK NW6 5LF

RE: **2-Track Global, Inc.**
           File No. 000-50168
           Form 10-KSB: For the Fiscal Year Ended December 31, 2006

Dear Mr. Jung:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief